EXHIBIT 99.1

SouFun Announces Fourth Quarter and Fiscal Year 2012 Results

BEIJING, China, February 8, 2013– SouFun Holdings Limited (NYSE: SFUN) (“SouFun”), the leading real estate Internet portal and a leading home furnishing website in China, announced today its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2012. (Amounts are in US dollars, unless otherwise specified.)

Fourth Quarter 2012 Highlights

Revenue in the fourth quarter of 2012 was $147.5 million, a 29.6% increase from the corresponding period in 2011.

Operating income in the fourth quarter of 2012 was $71.6 million, a 52.8% increase from the corresponding period in 2011. Non-GAAP operating income in the fourth quarter of 2012 was $74.8 million, a 53.5% increase from the corresponding period in 2011.

Net income attributable to shareholders recorded a year-over-year increase of 85.3% to $55.8 million, or $0.68 per fully diluted share. Non-GAAP net income attributable to shareholders recorded a year-over-year increase of 66.0% to $65.1 million, or $0.79 per fully diluted share.

Fiscal Year 2012 Highlights

Revenue in 2012 was $430.3 million, a 25.1% increase from 2011.

Operating income in 2012 was $198.6 million, a 41.4% increase from 2011. Non-GAAP operating income in 2012 was $205.7 million, a 39.4% increase from 2011.

Net income attributable to shareholders recorded a year-over-year increase of 49.4% to $151.8 million, or $1.85 per fully diluted share. Non-GAAP net income attributable to shareholders recorded a year-over-year increase of 40.6% to $174.2 million, or $2.13 per fully diluted share.

“Again we delivered strong results for the fourth quarter and the whole year, despite tough market conditions we experienced in the first half of the year.” said Vincent Mo, Executive Chairman of SouFun. “Our unwavering focus on SouFun’s existing marketing services and its derivative, SouFun membership services, and our listing services allowed us to build a solid foundation to grow our business. Our ability to continuously innovate and successfully create new services, such as SouFun membership services and SouFun Online Shop, will enable SouFun to capture new growth opportunities and enhance its leadership in China’s home related internet sector. We are confident that we will continue to grow at a healthy pace in both top-line and bottom-line in 2013.”

Fourth Quarter 2012 Results

SouFun reported total revenue of $147.5 million for the fourth quarter of 2012, representing an increase of 29.6% from the corresponding period in 2011, primarily driven by the growth in SouFun membership services and listing services.

Revenue from marketing services was $80.2 million for the fourth quarter of 2012, a slight increase of 1.0% from the corresponding period in 2011, reversing the decreasing trend experienced during the previous two quarters of 2012.

Revenue from e-commerce services was $40.1 million for the fourth quarter of 2012, a substantial increase from $10.0 million for the same period in 2011 due to the increasing market acceptance of the SouFun membership services. We began offering paid SouFun membership services to property buyers to facilitate their transactions with property developers in the second quarter of 2011.

Revenue from listing services was $26.1 million for the fourth quarter of 2012, an increase of 19.8% from the corresponding period in 2011, primarily due to the general recovery in the secondary real estate market during the second half of the year and new revenue from SouFun Online Shop which has been tested mainly in ten major cities in China, including Beijing and Shanghai.

Revenue from other value-added services was $1.1 million for the fourth quarter of 2012, a decrease of 58.1% from the corresponding period in 2011, primarily due to our increased focus on the core marketing and listing services.

Cost of revenue was $25.3 million for the fourth quarter of 2012, an increase of 49.3% from the corresponding period in 2011, primarily due to the increase in staff cost and the expanded implementation of the value-added tax system in China, which results in higher taxes than the traditional business tax due to our cost structure.

Gross margin was 82.8% for the fourth quarter of 2012, a slight decrease from 85.1% for the corresponding period in 2011. The slight decrease was primarily due to the expanded implementation of the value-added tax system during 2012.

Operating expenses were $50.6 million for the fourth quarter of 2012, an increase of 1.1% from the corresponding period in 2011.

Selling expenses were $27.8 million for the fourth quarter of 2012, an increase of 33.9% from the corresponding period in 2011 due primarily to increased staff cost and marketing and promotional expenses along with our business expansion.

General and administrative expenses were $22.8 million for the fourth quarter of 2012, a decrease of 22.1% from the corresponding period in 2011 due primarily to a decrease in bad debt expense.

Operating income was $71.6 million for the fourth quarter of 2012, an increase of 52.8% from the corresponding period in 2011. Non-GAAP operating income was $74.8 million, an increase of 53.5% from the corresponding period in 2011.

Income tax expense was $16.3 million for the fourth quarter of 2012, an increase of 21.4% as compared to $13.4 million for the corresponding period in 2011, primarily driven by the growth in taxable earnings.

Net income attributable to shareholders was $55.8 million for the fourth quarter of 2012, an increase of 85.3% from the corresponding period in 2011, due primarily to the top-line growth and the decrease in bad debt expenses, partially offset by the increase in staff costs and taxes. Fully diluted earnings per share was $0.68 for the fourth quarter of 2012, a 83.8% increase as compared to $0.37 for the corresponding period in 2011. Non-GAAP net income attributable to shareholders was $65.1 million for the fourth quarter of 2012, an increase of 66.0% from the corresponding period in 2011. Non-GAAP fully diluted earnings per share was $0.79 for the fourth quarter of 2012, a 61.2% increase as compared to $0.49 for the corresponding period in 2011.

As of December 31, 2012, SouFun had cash, cash equivalents, and short-term investments (excluding the available-for-sale securities) of $143.6 million, compared to $158.3 million as of December 31, 2011. This reflected the payment of $131.0 million in cash dividend to shareholders in 2012 and prepayment of $111.4 million to acquire a portion of the BaoAn Building in Shanghai to support our expansion in Shanghai and East China area. The acquisition is expected to be completed in the first quarter of 2013. Cash flow from operating activities was $94.2 million for the fourth quarter of 2012, a 102.1% increase as compared to US$46.6 million for the same period of 2011.

Fiscal Year 2012 Results

SouFun reported total revenue of $430.3 million for 2012, representing an increase of 25.1% from 2011, primarily driven by the growth in SouFun membership services and listing services.

Revenue from marketing services was $249.9 million for 2012, a slight increase of 1.3% from 2011.

Revenue from e-commerce services was $102.2 million for 2012, a substantial increase from $24.2 million for 2011 due to the increasing market acceptance of the SouFun membership services. We began offering paid SouFun membership services to property buyers to facilitate their transactions with property developers in the second quarter of 2011.

Revenue from listing services was $72.9 million for 2012, an increase of 8.6% from 2011, primarily due to the general recovery in the secondary real estate market during the second half of the year and new revenue from SouFun Online Shop which has been tested mainly in ten major cities in China, including Beijing and Shanghai.

Revenue from other value-added services was $5.4 million for 2012, a decrease of 9.1% from 2011, primarily due to our increased focus on our core marketing and listing services.

Cost of revenue was $80.9 million for 2012, an increase of 21.5% from 2011.

Gross margin was 81.2% for 2012, slightly improved from 80.6% in 2011.

Operating expenses totaled $150.8 million for 2012, an increase of 10.2% from 2011.

Selling expenses totaled $80.1 million for 2012, an increase of 19.1% from 2011 due primarily to increased staff cost.

General and administrative expenses totaled $70.8 million for 2012, a slight increase of 1.7% from 2011. The small increase was primarily due to an increase in staff cost, which was substantially offset by a decrease in bad debt expense.

Operating income was $198.6 million for 2012, an increase of 41.4% from 2011. Non-GAAP operating income was $205.7 million, an increase of 39.4% from 2011.

Income tax expense was $55.9 million for 2012, an increase of 31.2% compared to $42.6 million for 2011, while the effective tax rate decreased 2.7% to 26.9% from 29.6%. The decrease in effective tax rate was due to greater profit contribution by two subsidiaries with tax exemption status in 2012 and the reversal of previously accrued income taxes totaling $1.6 million resulting from the change in the tax status of these two subsidiaries in 2012.

Net income attributable to shareholders was $151.8 million for 2012, an increase of 49.4% from 2011. Fully diluted earnings per share was $1.85 for 2012, a 49.2% increase as compared to $1.24 for 2011. Non-GAAP net income attributable to shareholders was $174.2 million for 2012, an increase of 40.6% from 2011. Non-GAAP fully diluted earnings per share was $2.13 for 2012, a 41.1% increase as compared to $1.51 for 2011.

Cash flow from operating activities was $218.9 million for 2012, a 41.0% increase as compared to $155.3 million for 2011.

Business Outlook

SouFun estimates its total revenue for 2013 to be around $520.0 million, representing a year-on-year increase of 20.0% to 22.5%. This forecast reflects SouFun’s current and preliminary view, which is subject to change.

Notes regarding Unaudited Financial Information

The unaudited financial information disclosed in this press release is preliminary. The audit of the financial statements and related notes to be included in the Company’s annual report on Form 20-F for the year ended December 31, 2012 is still in progress. Adjustments to the financial statements could be identified upon completion of the audit work. Such adjustments could result in differences, some of which could be significant, between the Company’s audited financial statements and this preliminary unaudited financial information included in this release.

Conference Call Information

SouFun’ management team will host a conference call on February 8, 2013 at 8 a.m. U.S. Eastern Standard Time (9 p.m. Beijing/Hong Kong time).

The dial-in details for the live conference call are:

US: +1 718 354 1231/ 1 866 519 4004

International: +65 6723 9381

Hong Kong: +852 2475 0994 /800 930 346

Mainland China: 800 819 0121 / 400 620 8038

Passcode: SFUN

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. U.S. EST on February 8 through February 15, 2013. The dial-in details for the telephone replay are:

International: +61 2 8199 0299

US Toll Free: 1855 452 5696

US Toll: +1 646 254 3697

Conference ID # 94996321

A live and archived webcast of the conference call will be available on SouFun’s website at http://ir.soufun.com.

About SouFun

SouFun operates the leading real estate Internet portal and a leading home furnishing and improvement website in China. Through its main website, www.soufun.com, SouFun offers comprehensive real estate and home furnishing and improvement information to its large and active community of users and provides advertising and listing services for real estate developers and brokers. SouFun currently maintains 106 offices to support local market needs and its website and database contains real estate-related content covering 323 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the fiscal year of 2013 and comments by management in this release about SouFun’s strategic and operational plans and focus, current and future market positions, future growth and growth momentum of existing and recently introduced services, ability to continue to innovate and introduce new services, completion of the acquisition, and about China’s real estate and home furnishings market. SouFun may also make forward-looking statements in our periodic reports to the U.S. Securities and Exchange Commission, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about SouFun’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SouFun’s limited operating history, the current global financial and credit markets crisis and its potential impact on the Chinese economy, measures taken or to be taken by the Chinese government to control real estate growth and prices and other events which could occur in the future, challenges in China’s real estate market, the impact of competitive market conditions for our services and our ability to maintain and increase our leadership in China’s home related internet sector, the uncertain regulatory landscape in China, completion of the audited financial statements for fiscal 2012, fluctuations in our quarterly operating results, our continued ability to execute business strategies including our SouFun membership services and SouFun Online Shop, our ability to continue to expand in local markets, our reliance on online advertising sales and listing services for our revenues, any failure to successfully develop and expand our content, service offerings and features, including the success of new features to meet evolving market needs, and the technologies that support them, and, should we in the future make acquisitions, any failure to successfully integrate acquired businesses.

Further information regarding these and other risks and uncertainties is included in our annual report on form 20-F and other documents filed with the U.S. Securities and Exchange Commission. SouFun does not assume any obligation to update any forward-looking statements in this release and elsewhere, which apply only as of the date of this press release.

About Non-GAAP Financial Measures

To supplement SouFun’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), SouFun uses in this press release the following measures defined as non-GAAP financial measures by the United States Securities and Exchange Commission: (1) operating income, (2) net income and (3) basic and diluted earnings per ordinary share. The presentation of the non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of GAAP and non-GAAP Results” set forth at the end of this press release.

SouFun believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expenses, which (1) may not be indicative of SouFun’s recurring core business operating results or (2) are not expected to result in future cash payments. These non-GAAP financial measures also facilitate management’s internal comparisons to SouFun’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation has been and will continue to be a significant recurring expense that will continue to exist in SouFun’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures.

For investor and media inquiries, please contact:

Dr. Hua Lei

IR Director

Tel: +86 (10) 5631 8661

E-mail: Leihua@soufun.com

Jing Wang

IR Manager

SouFun Holdings Limited

Tel: +86 (10) 5631 8660

E-mail: Bj.wangjing@soufun.com

SouFun Holdings Limited

Condensed Consolidated Balance Sheet

( in U.S. dollars in thousands )

	December 31, 2012	December 31, 2011
	(Unaudited)	(Audited)
ASSETS
Current assets:
Cash and cash equivalents	118,167	150,414
Restricted cash, current	—	35,814
Short-term investments	26,841	8,592
Accounts receivable, net	30,029	27,697
Funds receivable	7,600	—
Prepayment and other current assets	9,226	9,695
Loans receivable	—	26,143
Amounts due from a related party	—	1,595
Deferred tax assets, current	2,734	1,602

Total current assets	194,597	261,552

Non-current assets:
Property and equipment, net	79,564	68,064
Restricted cash, non-current	391,416	247,631
Deferred tax assets, non current	1,723	1,407
Deposit for non-current assets	8,750	—
Prepayment for business acquisition	111,367	—
Other non-current assets	13,744	1,717

Total non-current assets	606,564	318,819

Total assets	801,161	580,371

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	270,670	255,570
Deferred revenue	65,871	61,208
Accrued expenses and other liabilities	89,306	52,490
Dividend payable	—	51,969
Income tax payable	23,659	16,158
Customers’ refundable fees	18,449	12,412

Total current liabilities	467,955	449,807

Non-current liabilities:
Long-term loans	80,750	—
Deferred tax liabilities, non-current	64,947	38,581

Total non-current liabilities	145,697	38,581

Total Liabilities	613,652	488,388

Shareholders’ equity:
Class A and Class B Ordinary shares (par value of HK$1 per share: 600,000,000 total shares authorized; 78,150,568 (Class A-53,813,918 and Class B-24,336,650 ) with aggregated par value of US$10,032 (Class A-US$6,908 and Class B-US$3,124) and 80,350,385 (Class A-56,013,735 and Class B 24,336,650 ) with aggregated par value of US$10,316 (Class A-US$7,191 and Class B-US$3,125) shares issued and outstanding as of December 31, 2011 and December 31, 2012))	10,316	10,032
Additional paid-in capital	69,637	49,838
Accumulated other comprehensive income	23,974	21,853
Retained earnings	82,952	10,185

Total SouFun Holdings Limited shareholders’ equity	186,879	91,908
Noncontrolling interests	630	75

Total shareholders’ equity	187,509	91,983
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	801,161	580,371

SouFun Holdings Limited

Condensed Consolidated Statements of Comprehensive Income

( in U.S. dollars in thousands, except share data and per ADS data )

	Three months ended		Twelve months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Marketing services	80,234	79,433	249,861	246,634
E-commerce services	40,111	10,030	102,162	24,170
Listing services	26,092	21,778	72,874	67,125
Other value-added services	1,100	2,624	5,361	5,897

Total revenues	147,537	113,865	430,258	343,826

Cost of Revenues:
Cost of services	(25,314)	(16,959)	(80,863)	(66,571)

Total Cost of Revenues	(25,314)	(16,959)	(80,863)	(66,571)

Gross Profit	122,223	96,906	349,395	277,255

Operating expenses:
Selling expenses	(27,815)	(20,770)	(80,056)	(67,207)
General and administrative expenses	(22,800)	(29,286)	(70,780)	(69,611)

Total Operating Expenses	(50,615)	(50,056)	(150,836)	(136,818)

Operating Income	71,608	46,850	198,559	140,437
Foreign exchange gain (loss)	12	(1)	90	1
Interest income	5,455	3,609	19,406	10,483
Interest expense	(5,199)	(2,912)	(11,630)	(4,026)
Realized gain-trading securities	—	11	—	263
Government grants	194	308	1,298	1,399
Other-than-temporary impairment on available-for-sale securities	—	(4,343)	(14)	(4,343)

Income before income taxes and noncontrolling interests	72,070	43,522	207,709	144,214
Income tax expenses
Income tax expense	(16,310)	(13,430)	(55,905)	(42,617)

Net income	55,760	30,092	151,804	101,597
Net (loss) attributable to noncontrolling interests	(6)	(8)	(6)	(28)

Net income attributable to SouFun Holdings Limited shareholders	55,766	30,100	151,810	101,625
Other comprehensive income, net of tax
Foreign currency translation	3,823	1,599	1,378	10,839
Reclassification adjustment for loss included in net income	—	3,506	—	721
Unrealized losses on available-for-sale security	43	—	743	—

Total other comprehensive income, net of tax	3,866	5,105	2,121	11,560

Comprehensive income	59,626	35,198	153,925	113,157

Earnings per share for Class A and Class B ordinary shares
Basic	0.72	0.39	1.96	1.33

Diluted	0.68	0.37	1.85	1.24

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	77,555,412	76,854,946	77,365,156	76,492,272

Diluted	82,433,256	81,105,017	81,924,565	82,215,832

SouFun Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

( in U.S. dollars in thousands, except share data and per share data)

	Three months ended		Twelve months ended
	December 31, 2012	December 31, 2011	December 31, 2012	December 31, 2011
GAAP income from operations	71,608	46,850	198,559	140,437
Share-based compensation	3,153	1,869	7,149	7,170
Non-GAAP income from operations	74,761	48,719	205,708	147,607

GAAP net income	55,760	30,092	151,804	101,597
One-off tax benefit	—	(7,645)	(1,631)	(7,645)
Withholding tax related to dividends	6,196	10,557	16,867	18,414
Other-than-temporary impairment on available-for-sale securities	—	4,343	14	4,343
Share-based compensation	3,153	1,869	7,149	7,170
Non-GAAP net income	65,109	39,216	174,203	123,879

Net Income attributable to SouFun Holdings Limited shareholders	55,766	30,100	151,810	101,625
One-off tax benefit	—	(7,645)	(1,631)	(7,645)
Withholding tax related to dividends	6,196	10,557	16,867	18,414
Other-than-temporary impairment on available-for-sale securities	—	4,343	14	4,343
Share-based compensation expense	3,153	1,869	7,149	7,170

Non-GAAP net Income attributable to SouFun Holdings Limited shareholders	65,115	39,224	174,209	123,907
GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.72	0.39	1.96	1.33
Diluted	0.68	0.37	1.85	1.24

Non-GAAP earnings per share for Class A and Class B ordinary shares:
Basic	0.84	0.51	2.25	1.62
Diluted	0.79	0.49	2.13	1.51
Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	77,555,412	76,854,946	77,365,156	76,492,272
Diluted	82,433,256	81,105,017	81,924,565	82,215,832